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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                            EFFICIENT NETWORKS, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                  282056 10 0
                         (Cusip Number of Common Stock)

                                 Bruce W. Brown
                            Chief Executive Officer
                                4849 Alpha Road
                              Dallas, Texas 75244
                                 (972) 852-1000
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of The Person(s)
                               Filing Statement)

                               ----------------

                                With Copies To:

                             Michael Kennedy, Esq.
                             Adam R. Dolinko, Esq.
                             Shelly R. Dolev, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                      One Market, Spear Tower, 33rd Floor
                        San Francisco, California 94105
                                 (415) 947-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9

   This Amendment No. 3 ("Amendment No. 3") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission ("SEC") by Efficient Networks, Inc., a Delaware corporation ("Efficient"), on March 2, 2001, as amended and supplemented by Amendment
No. 1 to Schedule 14D-9 filed with the SEC by Efficient on March 8, 2001 and Amendment No. 2 to Schedule 14D-9 filed with the SEC by Efficient on March 16, 2001, (as amended and supplemented, the "Schedule 14D-9"). The
Schedule 14D-9 relates to the tender offer commenced by Memphis Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), on March 2, 2001 to purchase all of the outstanding shares of common stock, $0.001 par value, of Efficient, at a price of $23.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2001, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated March 2, 2001, and filed with the Securities and Exchange Commission, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the
Schedule 14D-9.

ITEM 8. Additional Information

   The third paragraph of Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

   On March 12, 2001, Efficient was informed by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") relating to the purchase of shares of Efficient's common stock pursuant to the Offer has been granted.

   On March 28, 2001, Efficient was informed by the German Federal Cartel Office that the requisite clearance of the Offer and the consummation of the Merger as required by the German Competition Act has been obtained. Accordingly, the conditions to the Offer relating to the expiration or termination of the applicable waiting periods under the HSR Act and the German Competition Act have been satisfied.

ITEM 9. Material To Be Filed As Exhibits

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

   Exhibit 18. Joint Press Release issued by Siemens AG and Efficient on March 28, 2001.


                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2001

                                            EFFICIENT NETWORKS, INC.


                                            /s/ Bruce W. Brown
                                            ---------------------------------
                                            By: Bruce W. Brown
                                            Title: Chief Executive Officer


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